Citigroup Inc.
399 Park Avenue
New York, NY 10022

August 23, 2012

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:     Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 3, 2012

Response filed April 27, 2012

File No. 001-09924

Dear Ms. Ciboroski:

As discussed with you today on August 23, 2012, this letter confirms that we currently intend to file Citigroup’s responses to the comments of the staff contained in the staff’s letter dated August 22, 2012 by September 21, 2012.

Sincerely,

/s/ Robert Traficanti
Robert Traficanti
Deputy Controller and Head of Corporate Accounting Policy
Citigroup Inc.